December 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	The Navigators Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013 (File No. 000-15886)

Dear Mr. Reidler:

This letter is in response to the Division of Corporation Finance’s comment letter dated December 5, 2013, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment. Any information in the responses below that the Company has indicated will be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”) will be updated when the relevant document is filed.

In connection with the filing of our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2012 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2012 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Please file the December 9, 2010 employment agreement with Mr. Coward as an exhibit to your next annual report on Form 10-K, as required by Item 601(b) of Regulation S-K.

Jeffrey P. Riedler

Securities and Exchange Commission

December 20, 2013

The Company agrees that the current employment agreement for Mr. Coward will be filed as an exhibit to the 2013 10-K.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6343 or cdefalco@navg.com.

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco
Name:	Ciro M. DeFalco
Title:	Senior Vice President and Chief Financial Officer

cc:	Amy Reischauer